EXHIBIT 2.5

AGREEMENT OF MERGER

This Agreement of Merger, dated as of the 14th day of June, 2004, is made and entered into by and between Heartland Payment Systems, Inc., a Delaware corporation (the “Corporation”), and Credit Card Software Systems, Inc., a North Carolina corporation and wholly-owned subsidiary of the Corporation (“CCSS”).

1.                                       The Corporation, the surviving corporation, owns 100% of the outstanding shares of capital stock of CCSS.

2.                                       As to CCSS, the merging corporation, the designation and number of outstanding shares and the number of such shares owned by the Corporation, the surviving corporation, are as follows:

Designation and Number of Outstanding Shares	Number of Shares Owned by Survivor
1 share of Common Stock, $1 par value per share	1 share of Common Stock, $1 par value per share

3.                                       CCSS shall be merged into the Corporation, which shall be the surviving corporation.

4.                                       No cash or other consideration shall be paid or delivered for the share of CCSS, the merging corporation, held by the Corporation, the surviving corporation, and the certificate for such share shall be surrendered and cancelled.

5.                                       The certificate of incorporation and bylaws of the surviving corporation as now in force and effect shall be the certificate of incorporation and bylaws of said surviving corporation and shall remain unchanged until amended or changed as provided therein or as provided by-law.

6.                                       All of the issued and outstanding shares of the Corporation, the surviving corporation, shall remain unchanged in the hands of its stockholders, as issued and outstanding shares of the surviving corporation.

7.                                       All of the property and assets of CCSS shall be transferred to, vest in, and devolve upon the Corporation, the surviving corporation, without further act or deed, and such property and assets of CCSS shall be as effectively the property and assets of the Corporation as they were previously of CCSS.  Further, the Corporation shall assume and be liable for all of the liabilities and obligations of CCSS.

8.                                       The Board of Directors and the proper officers of the merged corporation and of the surviving corporation, respectively, are hereby authorized, empowered and directed to do any and all acts and things, and to make, execute, deliver, file, and/or record any and all instruments, papers and documents which shall be or become necessary, proper or convenient to carry out or put into effect any of the provisions of this Agreement of Merger or of the merger herein provided for.

IN WITNESS WHEREOF, the parties have caused this Agreement of Merger to be executed by their respective duly authorized officers or representatives as of the day and year first above written

HEARTLAND PAYMENT SYSTEMS, INC.

By:	/s/ Robert H.B. Baldwin, Jr.
Name: Robert H.B. Baldwin, Jr.
Title: Chief Financial Officer

CREDIT CARD SOFTWARE SYSTEMS, INC.

By:	/s/ Robert H.B. Baldwin, Jr.
Name: Robert H.B. Baldwin, Jr.
Title: President